UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13D
(Amendment No. 5)*
Under the Securities Exchange Act of 1934

FIBROCELL SCIENCE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

315721100
(CUSIP Number)

Third Security, LLC 1881 Grove Avenue Radford, Virginia 24141 Attention: Marcus E. Smith, Esq. (540) 633-7900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copy to: Intrexon Corporation Attention: Legal 20374 Seneca Meadows Parkway Germantown, Maryland 20876 (301) 556-9809

September 7, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ❒ .

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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This Amendment No. 5 (this “Amendment”) amends and supplements the Statement on Schedule 13D, dated October 9, 2012 and filed October 15, 2012, as amended by Amendment No. 1, dated July 26, 2013 and filed July 30, 2013, as amended by Amendment No. 2 dated October 1, 2013 and filed October 3, 2013, as amended by Amendment No. 3 dated January 24, 2014 and filed January 28, 2014 and as amended by Amendment No. 4 dated and filed July 27, 2015 (the “Original Schedule 13D”), relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of Fibrocell Science, Inc., a Delaware corporation (the “Company”), whose principal executive offices are located at 405 Eagleview Blvd., Exton, Pennsylvania 19341.  Mr. Randal J. Kirk (“Mr. Kirk”), NRM VII Holdings I, LLC (“NRM VII Holdings”), a Virginia limited liability company that is managed by an affiliate that is managed by Third Security, LLC (“Third Security”), a Virginia limited liability company that is managed by Mr. Kirk, and Intrexon Corporation, a Virginia corporation (“Intrexon” and, together with Mr. Kirk, NRM VII Holdings and Third Security, the “Reporting Persons”), are filing this Amendment to disclose the acquisition of convertible promissory notes and warrants to purchase Common Stock by each of Intrexon, NRM VII Holdings, Kapital Joe, LLC, a Virginia limited liability company that is managed by Third Security (“Kapital Joe”) and Mascara Kaboom, LLC, a Virginia limited liability company that is managed by Third Security (“Mascara Kaboom” and, together with NRM VII Holdings, Kapital Joe and Intrexon, the “Investors”) in a private placement transaction that closed on September 7, 2016 (the “Offering”).  Mr. Kirk could be deemed to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by NRM VII Holdings, Kapital Joe, Mascara Kaboom and Intrexon.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

In the Offering, the Company issued an aggregate of $18,087,500 principal amount of convertible promissory notes (the “Notes”) and accompanying warrants to purchase an aggregate of 18,087,500 shares of common stock (the “Warrants”) to certain accredited investors, including the Investors, on the terms and conditions as set forth in that certain Agreement for the Purchase and Sale of Convertible Debt and Common Stock Warrants by and among the Company and the other signatories thereto (the “Purchase Agreement”). Pursuant to the terms of the Purchase Agreement, the Company is permitted to sell up to an additional $6,912,500 principal amount of Notes and accompanying Warrants in the Offering.

The Notes bear interest at four percent (4%) per annum.  Interest is earned daily and compounded quarterly and, at the election of the Company at the beginning of each quarter, shall accrue or be paid in cash.  If the Company elects to have interest accrue, such interest will not be added to the principal amount of the Notes but such interest shall be subject to additional interest at the rate of four percent (4%) per annum, compounded quarterly, and shall be due and payable upon the earliest of the conversion of the Notes, exercise of the Put Right, exercise of the Prepayment Right or the Maturity Date (in each case, as defined below).  Additionally, if the Company elects for interest to accrue, then (i) the Company may elect to repay any such accrued and unpaid interest in cash at any time and from time to time and (ii) each Investor may elect to have the Company repay any such accrued and unpaid interest by delivering such number of shares of Common Stock equal to (x) the amount of the accrued and unpaid interest to be repaid, divided by (y) the greater of (i) the last closing bid price of a share of Common Stock as reported on the NASDAQ Capital Market (“NASDAQ”) on the date of such election and (ii) the Conversion Price (as defined below).

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All unpaid principal of each Note is convertible at the option of such Investor into shares of Common Stock at $1.13625 (as subject to adjustment, the “Conversion Price”).  The Notes contain an ownership limitation requiring the Investors to provide 61-days’ advance written notice prior to conversion.

The Notes have a maturity date of the earlier of (i) September 7, 2026 and (ii) one-hundred and eighty (180) days after the date on which the Company’s product candidate, FCX-007, is approved by the United States Food and Drug Administration for the treatment of recessive dystrophic epidermolysis bullosa (the “Maturity Date”).  Each Investor has the right to require the Company to repay all or any portion of the unpaid principal and accrued and unpaid interest from time to time on or after September 7, 2021 (such right, a “Put Right”).  Such Put Right must be exercised by delivering written notice to the Company no later than one-hundred and eighty (180) days prior to such exercise date of such Put Right. In addition, upon consummation of a specified change of control transaction, each Investor may elect to accelerate the repayment of all unpaid principal and accrued interest under such Investor’s Note. If an Investor does not elect to have the Company prepay its Note upon such change of control transaction, then the Company may prepay the Notes, in an amount equal to one hundred one percent (101%) of the outstanding principal due under the Notes (together with accrued and unpaid interest due thereon) (the “Prepayment Right”).

The Notes also contain customary prohibitions on certain Company payments, the incurrence of certain senior and pari passu debt, certain affiliate transactions and the incurrence of certain liens.  These prohibitions will generally terminate thirty (30) days following the date in which each investor is eligible to exercise their Put Right. Upon an event of default (as specified in the Notes), the base interest rate (excluding any additional interest) for the Notes shall be twelve percent (12%) per annum. In addition, the Company shall indemnify each investor from certain specified claims and losses and reimburse the lead investor for certain expenses in connection with the Offering.

The Warrants have an exercise price per one share of Common Stock equal to the greater of (i) $1.50 and (ii) the last closing bid price of a share of Common Stock as reported on NASDAQ at the time of such investor’s execution of the Purchase Agreement.  Each Warrant is exercisable during the period beginning on March 8, 2017 and ending on September 7, 2021.  In the event of a specified change of control transaction, the Company or any successor entity is required to purchase at a holder’s option, exercisable at any time concurrently with or within thirty (30) days after the consummation of such change of control transaction, such holder’s Warrants for cash in an amount equal to the value of the unexercised portion of such holder’s Warrants, determined in accordance with the Black-Scholes option pricing model as specified in the Purchase Agreement and the Warrants.  The Warrants contain an ownership limitation requiring the Investors to provide 61-days’ advance written notice prior to exercise.

The Conversion Price of the Notes, the exercise price of the Warrants and the number of shares of Common Stock issuable upon conversion of the Notes and exercise of the Warrants are each subject to adjustment upon certain corporate events, including stock dividends, stock splits and distributions of cash or other assets to the Company’s stockholders.

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In connection with the closing of the Offering, and on the terms and conditions set forth in the Purchase Agreement, the Company entered into a registration rights agreement (the “Registration Rights Agreement”) with each Investor, pursuant to which the Company will register under the Securities Act of 1933 for resale shares of Common Stock issuable upon the conversion of the Notes or the exercise of the Warrants and any other shares held by the Investors.  The Registration Rights Agreement contains customary terms such as demand and piggyback registration rights. If the Company fails, under certain circumstances as described in the Registration Rights Agreement, to file and keep effective a registration statement with respect to the securities covered under the Registration Rights Agreement, the Company has agreed to pay liquidated damages to each Investor in an amount equal to one percent (1.0%) of the aggregate amount invested by such Investor pursuant to the Notes then owned thereby for each 30-day period or pro rata for any portion thereof during which the failure to file or keep effective continues.

The foregoing descriptions of the Notes, the Warrants and the Registration Rights Agreement do not purport to be complete, and are qualified in their entirety by reference to the form of each such document, which are filed as Exhibits 4.1, 4.2 and 10.1, respectively, to the Company’s Current Report on Form 8-K dated September 7, 2016 and filed on September 8, 2016 and incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Form of Convertible Promissory Note entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe and Mascara Kaboom dated as of September 7, 2016 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated September 7, 2016 and filed on September 8, 2016 and incorporated herein by reference)

Exhibit 2	Form of Common Stock Purchase Warrant entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe and Mascara Kaboom dated as of September 7, 2016 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated September 7, 2016 and filed on September 8, 2016 and incorporated herein by reference)

Exhibit 3	Form of Registration Rights Agreement entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe and Mascara Kaboom dated as of September 7, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated September 7, 2016 and filed on September 8, 2016 and incorporated herein by reference)

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Exhibit 4	Joint Filing Agreement, dated as of September 9, 2016, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 9, 2016

/s/ Randal J. Kirk
Randal J. Kirk

THIRD SECURITY, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

NRM VII HOLDINGS I, LLC

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

INTREXON CORPORATION

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Chief Executive Officer

EXHIBIT INDEX

Exhibit 1	Form of Convertible Promissory Note entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe and Mascara Kaboom dated as of September 7, 2016 (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K, dated September 7, 2016 and filed on September 8, 2016 and incorporated herein by reference)

Exhibit 2	Form of Common Stock Purchase Warrant entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe and Mascara Kaboom dated as of September 7, 2016 (filed as Exhibit 4.2 to the Company’s Current Report on Form 8-K, dated September 7, 2016 and filed on September 8, 2016 and incorporated herein by reference)

Exhibit 3	Form of Registration Rights Agreement entered into by and between the Company and each of Mr. Kirk, NRM VII Holdings, Kapital Joe and Mascara Kaboom dated as of September 7, 2016 (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated September 7, 2016 and filed on September 8, 2016 and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of September 9, 2016, by and among Mr. Kirk, Third Security, NRM VII Holdings and Intrexon